April 2, 2010

Ernest Greene
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

RE:	Winwheel Bullion, Inc. Form 10-K for the Year Ended March 31, 2009 Form 10-Q for the Periods Ended June 30, 2009, September 30, 2009 and December 31, 2009 File No. 0-52677

Dear Mr. Greene:

In response to your Comment Letter dated March 5, 2010, please find our respective responses.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

General
1.
Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including you interim filings where appropriate.

Response:
The revisions will be reflected accordingly.

2.	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•	you are responsible for the adequacy and accuracy of the disclosure in your filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:
The Company acknowledges the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Item 4 – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 13

3.
Your current disclosure indicates that your Chief Executive Officer and Chief Financial Officer concluded as of March 31, 2009 that your disclosure controls and procedures were not effective as required under Rules 13a-15 (c) and 15d-15(e) under the Exchange Act.  Please amend your Form 10-Q to include the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009.  Please also disclose the facts and circumstances leading to your conclusion that your disclosure controls and procedures were not effective.  Refer to Item 307 of Regulation S-K.  When you file the amendment to the Form 10-Q, please also ensure that you file updated certifications that refer to the Form 10-Q/A.

Response
We will file Form 10-Q/A to conclude on the effectiveness of our disclosure controls and procedures as of December 31, 2009.  We will also disclose that the Company, due to the lack of staffing, did not have proper segregation of duties.  The appropriate updated certifications will be included for the Form 10-Q/A.

Management’s Report on Internal Control over Financial Reporting, page 13

4.
You have included management’s report on internal control over financial reporting in your Form 10-Q.  Management’s report on internal control over financial reporting need only be included in your Forms 10-K.  Please amend your Form 10-Q for the period ended December 31, 2009 to remove it.  Refer to Item 308T(a)(3) of Regulation S-K.  Ensure that the disclosures required by Item 308T(b) of Regulation S-K are included in your amended Form 10-Q.

Response
Management’s report on internal control over financial reporting will be removed on our Form 10-Q/A.   This information will be included on the Form 10-K for the year ended March 31, 2010.

5.
Please disclose in greater detail the nature of your material weakness in your internal control over financial reporting.  Please also revise your disclosure to clearly identify all relevant items, including but not limited to your lack of segregation of duties, as being material weaknesses.

Response
The Company, due to the lack of staffing, did not have proper segregation of duties.  The appropriate modifications have been made.  As we again access our internal control, we will disclose in greater detail the nature of our material weaknesses, if any, on our future filings.

Changes in Internal Control over Financial Reporting, page 14

6.
You disclose that “Except as set forth above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.”  Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose the nature and timing of each change, if applicable.

Response
The appropriate change will be made on Form 10-Q/A to clearly state that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2009.

If you have any questions, please respond accordingly.

Sincerely,

/s/ Bruce Harmon

Bruce Harmon
Interim Chief Financial Officer

Pc:	David Price, Esq. Stephen V. Williams, Chief Executive Officer Steve Oh, CPA, Choi, Kim & Park, LLP